SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-31565

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York Community Bancorp, Inc. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

REQUIRED INFORMATION

1. Financial Statements.

2. Supplemental Schedule.

   Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2011

3. Exhibits.

   Exhibit 23: Consent of Independent Registered Public Accounting Firm

   Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

KPMG

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm)

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Table of Contents

* Schedules required by Form 5500, which are not applicable, have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Pubic Accounting Firm

The Pension and Investment Committee
New York Community Bancorp, Inc.
Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 20, 2012

NEW YORK COMMUNITY BANKCORP, INC.
EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

		2011	2010
Assets:			
Investments, at fair value (note 3):			
Common stock of employer	$	51,712,105	76,440,878
Mutual funds		44,877,514	43,155,720
Collective trust funds		31,114,978	29,166,311
Total investments		127,704,597	148,762,909
Receivables:			
Participant loans		4,583,744	4,392,388
Due from broker		—	41,357
Total receivables		4,583,744	4,433,745
Cash equivalent		—	25,928
Total assets		132,288,341	153,222,582
Liabilities:			
Due to broker		26,083	—
Net assets reflecting investments at fair value		132,262,258	153,222,582
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)		(575,066)	(466,399)
Net assets available for plan benefits	$	131,687,192	152,756,183

See accompanying notes to financial statements.

NEW YORK COMMUNITY BANKCORP, INC.
EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2011 and 2010

		2011	2010
Additions to net assets attributed to:			
Investment (loss) income:			
Net (depreciation) appreciation in fair value of investments (note 3)	$	(27,225,098)	22,919,493
Interest and dividends on investments		5,072,924	4,866,073
Total investment (loss) income		(22,152,174)	27,785,566
Interest on participant loans		171,079	180,193
Contributions:			
Participant contributions		7,705,811	6,707,015
Rollover contributions		1,043,860	7,926,514
Total contributions		8,749,671	14,633,529
Deductions from net assets attributed to:			
Benefits paid to participants		7,679,921	9,531,266
Administrative expenses		157,646	77,835
Excess contributions		—	55,391
Total deductions		7,837,567	9,664,492
Net (decrease) increase before transfers-in		(21,068,991)	32,934,796
Transfers-in (note (1d)):		—	335,710
Net (decrease) increase		(21,068,991)	33,270,506
Net assets available for plan benefits at:			
Beginning of year		152,756,183	119,485,677
End of year	$	131,687,192	152,756,183

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

(a) General

The Plan is a defined contribution plan sponsored by New York Community Bancorp, Inc. (the Bank or Plan Sponsor). The Plan provides for benefits for eligible employees of the Bank, New York Community Bank, New York Commercial Bank, the former Synergy Financial Group, the former Penn Federal Savings Bank, the former Atlantic Bank of New York, the former Long Island Commercial Bank, the former Roslyn Savings Bank, the former Richmond County Savings Bank, the former CFS Bank, the former Queens County Savings Bank, the former AmTrust Bank, and the former Desert Hills Bank. The Plan is administered by Pentegra Retirement Services. The Plan provides retirement benefits for the employees of the Bank and is subject to the requirements of the Employee Retirement income Security Act of 1974, as amended (ERISA). The assets of all participants are held in the Plan and are collectively invested and reinvested by the Trustee.

(b) Eligibility

Any salaried full-time employee who reaches the age of 21 and who is not covered by a collective bargaining agreement shall be eligible to participate upon completion of three months of eligibility service, as defined.

(c) Contributions

Participants may authorize the Bank to reduce their pretax compensation each pay period by 1% to 25% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code. Post-tax contributions may be made up to 25% of the participant's salary, less the percentage of before tax contributions. The Bank may make matching and special contributions on a discretionary basis. No matching or special discretionary employer contributions were made in 2011 and 2010. Employees may make rollover contributions to the Plan.

AmTrust Bank and Desert Hills Bank were closed by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation (FDIC) respectively and the defined contribution plans maintained by these banks were terminated as a result. The FDIC was named receiver of both banks and on December 4, 2009 and March 26, 2010, the Bank acquired certain assets and assumed certain liabilities of AmTrust Bank and Desert Hills Bank, respectively. As a result, employees of AmTrust Bank and Desert Hills Bank were permitted to rollover their accounts from their prior terminated plans to the Plan.

(d) Transfers

In 2010, employees of AmTrust Bank 401(k) Plan were permitted to transfer existing loans within the AmTrust Bank 401(k) Plan to the Plan. Throughout 2010, participant loans in the amount of $335,710 were transferred from the AmTrust Bank 401(k) Plan.

(Continued)

(e) ***Investment Options***

Plan assets are held in a trust established under the Plan with Pentegra Trust Company. Participants are allowed to invest in one or more of the investment options. The trust consists of two groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings, and the equity funds, which permit a higher percentage of funds to be invested in common stocks. As of December 31, 2011, the Plan's investments consisted of mutual funds, collective trust funds, and common stock of New York Community Bancorp, Inc.

(f) ***Participant Accounts***

Separate accounts are maintained for each participant to accumulate Employer, participant and rollover contributions. Participants' accounts are credited with contributions made on their behalf in accordance with participant salary deduction arrangements, employer contributions (if any), and Plan earnings and losses. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses. An administrative fee of 0.35% (35 basis points) is charged by Pentegra Trust Company on assets held in all funds other than the investment funds of NYCB Stock Fund, Sunrise Retirement and Galliard Capital Management Wells Fargo.

(g) ***Vesting***

Participants are fully vested in their accrued benefits in all accounts, other than their employer matching accounts, at all times and such accrued benefits are nonforfeitable at all times. Effective January 1, 2002, employer matching contributions and special discretionary employer contributions become vested and nonforfeitable as follows:

Years of service	Vested percentage
Less than 1 year	—%
1 year but less than 2	20
2 years but less than 3	40
3 years but less than 4	60
4 years but less than 5	80
5 years and thereafter	100

If the participant is not 100% vested and leaves the employer for any reason other than retirement, disability, or death, the portion of matching contributions and special discretionary employer contributions, if any, and earnings thereon which are not vested will be forfeited. At December 31, 2011 and 2010, forfeitures of $59,307 and $21,729, respectively, were available to defray Plan expenses in the future. None of the forfeitures were used to defray Plan expenses in 2011 or 2010.

(h) ***Participant Loans***

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within a five year period, except if the loan is made for the purpose of purchase or construction of the primary

(Continued)

residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the balance in the participant's account and bear the prime rate of interest on the first day of the month in which the loan was made and fixed for the life of the loan.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions. Participant loans are reported at outstanding principal plus accrued interest.

(i) ***Payment of Benefits***

Benefit payments begin at the participant's election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan's provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Participants may elect to have allocated cash dividends declared on the employer common stock and received by the Trustee distributed in cash or elect to reinvest the dividends. For the years ended December 31, 2011 and 2010, dividends of $1,594,477 and $1,687,701, respectively, were distributed to Plan participants.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c) ***Recent Accounting Pronouncements***

In January 2010, the FASB issued ASC Update 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for transfers; (ii) disclosure, on a gross basis, of purchase, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this standard did not materially affect the Plan's financial statements.

(Continued)

(d) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Common stock and mutual funds are valued using quoted market prices from national exchanges. Investments in common collective trust funds are shown at the Plan's proportionate share of the fair value of such funds as determined by the fund manager.

Investment transactions are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date. Investment income is recorded on the accrual basis.

(e) Participant Loan Receivables

Participant loan receivables are equal to the outstanding principal balances plus accrued interest, which approximates fair value. Participant loans approximate fair value based upon a discounted cash flow analysis using a discount rate that approximates the current market rates for instruments having similar maturities.

(f) Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(g) Administrative Expenses

Unless elected by the Plan Sponsor, administrative fees charged to the Plan relate to mutual funds (see note 1(f)). All other administrative expenses of the Plan are paid by the Employer. Expenses directly related to the managing of the mutual funds (such as investment management fees, commissions, and other transaction costs) are charged against the assets of the applicable fund to which such expenses directly relate.

(3) **Investments**

The following is a listing of the Plan's investments at fair value as of December 31, 2011 and 2010:

		December 31	
		2011	2010
Common stock fund of employer:			
New York Community Bancorp, Inc.	$	51,712,105*	76,440,878*
Mutual funds:			
Fidelity Spartan 500 Index Fund-Investor		9,462,768*	8,953,941*
Vanguard Developed Markets Index Fund Investor		3,401,341	3,819,980
Vanguard Total Bond Market Index Fund Signal		10,626,282*	—
Vanguard Small Cap Index Fund Signal		4,851,527	—
Vanguard Growth Index Fund Signal		4,973,286	—
Vanguard Value Index Fund Signal		5,107,375	—
Vanguard Mid Cap Index Fund Institutional		6,454,935	—
Vanguard Total Bond Market Index Fund Investor		—	8,061,827*
Vanguard Small Cap Index Fund Investor		—	4,862,987
Vanguard Growth Index Fund Investor		—	4,962,892
Vanguard Value Index Fund Investor		—	5,543,747
Vanguard Mid Cap Index Fund Investor		—	6,950,346
		44,877,514	43,155,720
Collective trust funds:			
Galliard Wells Fargo Stable Return Fund Class J		22,648,511*	21,666,348*
Sunrise Retirement Balanced Equity Fund		1,281,985	1,224,691
Sunrise Retirement Balanced Fund		2,119,676	1,946,012
Sunrise Retirement Capital Preservation Fund		1,426,754	1,144,856
Sunrise Retirement Diversified Equity Income Fund		298,485	233,901
Sunrise Retirement Diversified Equity Fund		362,019	257,029
Sunrise Retirement Diversified Income Fund		2,628,387	2,498,775
Sunrise Retirement Income Fund		349,161	194,699
		31,114,978	29,166,311
Total investments	$	127,704,597	148,762,909

* Represents 5% or more of the fair value of net assets available for plan benefits at December 31, 2011 and 2010.

Contract value for the Galliard Wells Fargo Stable Return Fund is $22,073,445 and $21,199,949 as of December 31, 2011 and 2010, respectively. Amounts in the table represent fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan's investment in the Galliard Wells Fargo Common Trust Fund (the Trust) holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2011 and 2010. Although the Trust is

(Continued)

reported at fair value, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits presents the fair value of the Trust as well the amount necessary to adjust this fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The Galliard Wells Fargo Stable Value Fund's one-year total return was 1.56% and 2.38% for 2011 and 2010, respectively. The thirty-day effective yield, also known as the crediting interest rate, was 2.33% and 2.90% at December 31, 2011 and 2010 respectively. Both the one-year total return and the thirty-day effective yield for 2011 and 2010 are net of the annual trustee fee of 0.85%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

During 2011, due to the level of assets invested in each fund, the Plan became eligible to invest in the lower share class of five Vanguard funds. Each of the new funds hold the same investments as the funds they replaced, but because they are a lower share class have lower expense ratios resulting in increased performance for the Plan's participants. The Plan's investments in the Vanguard Total Bond Market Index Fund Investor, Vanguard Small Cap Index Fund Investor, Vanguard Growth Index Fund Investor, Vanguard Value Index Fund Investor and the Vanguard Mid Cap Index Fund Investor were replaced by equal investments in the Vanguard Total Bond Market Index Fund Signal, Vanguard Small Cap Index Fund Signal, Vanguard Growth Index Fund Signal, Vanguard Value Index Fund Signal and the Vanguard Mid Cap Index Fund Institutional, respectively.

The existence of certain conditions can limit the Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2011, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder's interest in the Trust without the need to access investment contracts.

The Plan applies the fair value measurement guidance included in FASB Accounting Standards Codification (Codification) Topic 820, *Fair Value Measurements and Disclosures*, for its financial assets and liabilities that are required to be measured at fair value. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full tem of the assets or liabilities.

Level 3 – Unobservable inputs supported by little or no market activity and that reflect the reporting entity's own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

The following table presents the Plan's fair value hierarchy for those investments measured at fair value as of December 31, 2011 and 2010:

		Fair value measurements using		
Description	**Assets measured at fair value at December 31, 2011**	**Quoted prices in active markets for identical assets (Level 1)**	**Significant other observable inputs (Level 2)**	**Significant unobservable inputs (Level 3)**
Common stock	$ 51,712,105	51,712,105	—	—
Mutual funds:				
U.S. equity	34,251,232	34,251,232	—	—
International equity	10,626,282	10,626,282	—	—
Total mutual funds	44,877,514	44,877,514	—	—
Collective trust funds:				
Stable value	22,648,511	—	22,648,511	—
U.S. fixed income	4,404,302	—	4,404,302	—
Balanced funds	3,700,146	—	3,700,146	—
U.S. equity	362,019	—	362,019	—
Total collective trust funds	31,114,978	—	31,114,978	—
	$ 127,704,597	96,589,619	31,114,978	—

(Continued)

Description	Assets measured at fair value at December 31, 2010	Fair value measurements using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common stock	$ 76,440,878	76,440,878	—	—
Cash equivalents	25,928	25,928	—	—
Mutual funds:				
U.S. equity	35,093,893	35,093,893	—	—
International equity	8,061,827	8,061,827	—	—
Total mutual funds	43,155,720	43,155,720	—	—
Collective trust funds:				
Stable value	21,666,348	—	21,666,348	—
U.S. fixed income	3,838,330	—	3,838,330	—
Balanced funds	3,404,604	—	3,404,604	—
U.S. equity	257,029	—	257,029	—
Total collective trust funds	29,166,311	—	29,166,311	—
	$ 148,788,837	119,622,526	29,166,311	—

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

During 2011 and 2010, the Plan's investments (including gains or losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2011	2010
Common stock fund of employer	$ (26,590,759)	17,503,428
Mutual funds	(889,191)	4,750,035
Collective trust funds	254,852	666,030
Net (depreciation) appreciation in fair value of investments	$ (27,225,098)	22,919,493

(4) Risks and Uncertainties

The Plan offers a number of investment options including common stock of New York Community Bancorp, Inc. and a variety of investment funds, some of which are mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan invests indirectly in securities with contractual cash flows such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock of the employer election, which invests in a single security, the common stock of New York Community Bancorp, Inc.

At December 31, 2011 and 2010, approximately 39% and 50% of the Plan's net assets were invested in common stock of the Plan Sponsor. The underlying value of the common stock is entirely dependent upon the performance of the employer and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the New York Community Bancorp, Inc. common stock in the near term could materially affect participants account balances and the amounts reported in the statement of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(5) Related Party Transactions (Parties-in-Interest)

The Plan investments in the Sunrise Retirement Funds are sub-advised by Pentegra Trust Company. Pentegra Retirement Services, Inc. is the record-keeper for the Plan. Reliance Trust Company is the custodian of the Plan for the years ended December 31, 2011 and 2010. The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as parties-in-interest.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Mutual fund operation expenses are paid from a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated January 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan

(Continued)

administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(7) Plan Termination

Although it has not expressed any intent to do so, the New York Community Bancorp, Inc. reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants become 100% vested in all matching contributions.

(8) Subsequent Events

The Plan evaluated events subsequent to December 31, 2011 and through June 20, 2012, the date on which the financial statements were issued, and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

(9) Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Net assets available for plan benefits per financial statements	$ 131,687,192	152,756,183
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	575,066	466,399
Net assets available for plan benefits per Form 5500	$ 132,262,258	153,222,582

The following is a reconciliation of claims paid per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010:

		2011	2010
Benefits paid to participants per the financial statements	$	7,679,921	9,531,266
Less amounts payable at December 31, prior year		—	(3,990)
Benefits paid to participants per Form 5500	$	7,679,921	9,527,276

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010:

		2011	2010
Total additions per the financial statements	$	(13,231,424)	42,599,288
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year		575,066	466,399
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year		(466,399)	42,366
Total additions per Form 5500	$	(13,122,757)	43,108,053

SUPPLEMENTAL SCHEDULE

Supplemental Schedule

NEW YORK COMMUNITY BANKCORP INC.
EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue	Description of investment	Number of shares/units	Current value
Common stock of employer:			
* New York Community Bancorp, Inc.	Common Stock	4,180,445	$ 51,712,105
Mutual funds:			
Fidelity	Spartan 500 Index Fund Investor	212,694	9,462,768
Vanguard	Total Bond Market Index Fund	966,026	10,626,282
Vanguard	Developed Markets Index Fund	400,629	3,401,341
Vanguard	Small Cap Index Fund	161,287	4,851,527
Vanguard	Growth Index Fund	168,930	4,973,286
Vanguard	Value Index Fund	239,783	5,107,375
Vanguard	Mid Cap Index Fund	327,828	6,454,935
			44,877,514
Collective trust funds:			
* Galliard Wells Fargo	Stable Return Fund Class J	508,841	22,648,511
* Sunrise Retirement	Balanced Equity Fund	116,969	1,281,985
* Sunrise Retirement	Balanced Fund	183,363	2,119,676
* Sunrise Retirement	Capital Preservation Fund	114,232	1,426,754
* Sunrise Retirement	Diversified Equity Income Fund	30,089	298,485
* Sunrise Retirement	Diversified Equity Fund	39,222	362,019
* Sunrise Retirement	Diversified Income Fund	216,864	2,628,387
* Sunrise Retirement	Income Fund	28,410	349,161
			31,114,978
Participant loans:			
* Participant loans	752 loans to participants with interest rates of 2.25% to 10.50% with maturities up to 30 years	752	4,583,744
			$ 132,288,341

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 21, 2012

New York Community Bancorp, Inc.
Employee Savings Plan

By: Joanne Strucker

Joanne Strucker
Plan Administrator

Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

The Pension and Investment Committee of
New York Community Bancorp, Inc.
Employee Savings Plan:

We consent to the incorporation by reference in the registration statement (no. 333-105901) on Form S-8 of New York Community Bancorp, Inc. of our report dated June 20, 2012 with respect to the statements of net assets available for benefits of the New York Community Bancorp, Inc. Employee Savings Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2011 which report appears in the December 31, 2011 annual report on Form 11-K of the New York Community Bancorp, Inc. Employee Savings Plan.

KPMG LLP

New York, New York
June 20, 2012

80203